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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]



                           VIVENDI UNIVERSAL ANNOUNCES
                          NEW LEADERSHIP AT GAMES UNIT

PARIS, JANUARY 12, 2004 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] has appointed today Rene Penisson Chairman and Bruce Hack Chief Executive Officer of Vivendi Universal Games (VU Games), a leading global publisher of multi-platform interactive entertainment.

"There is tremendous growth potential at VU Games," said Vivendi Universal Chairman and Chief Executive Officer, Jean-Rene Fourtou. "Under the new leadership team, Vivendi Universal intends to grow this business aggressively."

Furthermore, Jean-Francois Grollemund, who has extensive corporate finance and public accounting experience in the publishing and entertainment industries, is appointed Chief Financial officer at VU Games, reporting to Bruce Hack.

RENE PENISSON 61, joined Vivendi Universal in September 2002 as Senior Executive Vice President, Adviser to the Chairman. He holds a PhD in chemical engineering and is a graduate of the Institut Francais de Gestion business school. He served for many years at Rhone Poulenc, now Aventis, where his posts included Chief Executive Officer of Rhone Poulenc Chemicals; Member of the Executive Committee of Rhone Poulenc supervising Human Resources, Corporate Communications, Western Europe and North Africa, and General Delegate for France. At Aventis, he was a Member of the Executive Committee and Senior Executive Vice President, Human Resources, as well as Chairman of Aventis Animal Nutrition and Chairman of RP Industrialization.
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BRUCE HACK has a long and successful track record in the entertainment industry, as Vice Chairman of Universal Music Group -- the world's largest music company
-- from 1998 to 2001, and Executive Vice President and Chief Financial Officer of Universal Studios from 1995 to 1998. Most recently, Hack was a key negotiator in the $14 billion sale of VU's Vivendi Universal Entertainment assets to NBC.

Exciting new VU GAMES product releases slated for 2004 include: World of WarCraft, VU Games' first entry into the Online Massively Multiplayer market, based on the best selling franchise; StarCraft: Ghost, a console launch of the successful PC franchise; Crash Bandicoot VI, the new game in the Crash Bandicoot series; Van Helsing, based on the upcoming blockbuster film by Universal Studios; and Half-Life 2, the next installment in the best selling franchise.

VU GAMES develops, publishes and distributes interactive products for all major platforms including PCs, video game consoles and the Internet. VU Games' portfolio of development studios and publishing labels includes Blizzard Entertainment, Coktel, Fox Interactive, Knowledge Adventure, Massive Entertainment, Sierra Entertainment and Universal Interactive. Additionally, VU Games co-publishes and/or distributes titles for a number of strategic partners, including Interplay, inXile entertainment, Majesco and Mythic Entertainment, among others.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or to revise any forward-looking statements.